Exhibit 99.5

 June 21, 2022  Leonardo DRS Combination with RADA  Announcement presentation   +

 DISCLAIMER  FORWARD-LOOKING STATEMENTS AND INFORMATION      This presentation includes certain forward looking statements and forward looking information within the meaning of the Private Securities Litigation Reform Act of or the Israeli Securities Law, 1968 (as applicable), (collectively, “FLI”), to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronic Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure.      Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli, and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s filings or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.      We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.     Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this presentation is expressly qualified in its entirety by these cautionary statements.     NON-GAAP MEASURES  In this presentation, we present certain financial measures that are not calculated in accordance with U.S. GAAP, such measures referred to herein as “non-GAAP.” These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing DRS’s and RADA’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. DRS and RADA believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. See the appendix to this presentation for reconciliations to the most directly comparable U.S. GAAP measures.  MARKET AND INDUSTRY DATA  This presentation includes certain information and statistics obtained from third-party sources. None of DRS or RADA has independently verified the accuracy or completeness of any such third-party information.      ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT     DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, shareholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877 538 0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.      NO OFFER OR SOLICITATION      This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. These presentation does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.

 TODAY’S PRESENTERS  WILLIAM J. LYNN, Chairman & CEO  CEO of DRS since 2012  Served as Deputy Secretary of Defense (2009 – 2011), Under Secretary of Defense (CFO) (1997 – 2001)  SVP of Raytheon (2002 – 2009)  MICHAEL DIPPOLD, EVP & CFO  CFO of DRS since 2017   17+ years of experience in A&D industry  Previously served as Controller at Leonardo DRS and worked on defense industry client accounts at KPMG  DOV (DUBI) SELLA, CEO  CEO of RADA since 2016  Closing 20 years with RADA  Previously served as executive at medical technology start-ups and 15 years of A&D industry experience with Elbit Systems

 TRANSACTION OVERVIEW  BENEFITS OF THE STRATEGIC COMBINATION  RADA’s advanced tactical radar technologies improve DRS’s position as an air defense, counter UAS and vehicle protection integrator and accelerate its transformation into a leading provider of integrated systems  Significantly increases RADA’s scale, competitiveness, program diversity and addressable market   Together, the combined company will be well positioned to pursue global opportunities through the worldwide presence of Leonardo   Expected to be accretive to RADA’s earnings per share in year 1  The 19.5% ownership in the combined company provided to RADA shareholders was designed to provide a premium in excess of 20%3  COMBINATION OVERVIEW  RADA Electronic Industries (“RADA”) and Leonardo DRS (“DRS”), a wholly-owned subsidiary of Leonardo (MIL: LDO), are joining forces in an all-stock merger  RADA shareholders to receive 1 share in Leonardo DRS for every 1 share in RADA  Combined company to be owned 80.5% by Leonardo DRS shareholder and 19.5% by RADA shareholders on a fully diluted basis  Combined company will be named Leonardo DRS and dual-listed post-close (“DRS” NASDAQ and TASE)  Q4 2022 expected close, subject to approval of RADA stockholders and other customary closing conditions including the receipt of certain regulatory approvals  Combined financials for 2021A of:  $305mm2  Adj. EBITDA  $179mm2  Adj. Net Income  $2,733mm1  Revenue  Note: Financial information represents a combined view of the two entities excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics; 1 Combined revenue has been adjusted for intercompany eliminations; 2 Combined Adjusted EBITDA and Adjusted Net Income represent the sum of Adjusted EBITDA and Adjusted Net Income, respectively, of RADA and DRS; 3 Based on RADA 30-day VWAP as of June 17, 2022 of $11.76

 BUSINESS OVERVIEWS

 Defense technology company with the mission to provide life-saving active protection solutions for global military tactical forces  Offers best-in-class, software-defined, advanced low-SWaP-C tactical radars   Pursuing a $6bn+ identified tactical radar opportunity over the next decade1   Merchant supplier on leading contracts in this market including to Leonardo DRS on M-SHORAD, Anduril on SOCOM SIP, USMC on GBAD, USAF on ABAD and Elbit on Iron Fist  RADA – OVERVIEW  KEY FINANCIAL HIGHLIGHTS ($mm)  BUSINESS OVERVIEW  Revenue  Adjusted EBITDA  GROWTH  58%  72%  54%  MARGIN  6%  1%  13%  23%  SOLUTIONS  2021A REVENUE BY GEOGRAPHY  RADA radars on Anduril Sentry Tower for SOCOM SIP  Note: Please refer to the appendix for reconciliations to GAAP metrics 1 Based on RADA management estimates

 RADA – BEST-IN-CLASS, SOFTWARE-DEFINED TACTICAL RADARS  MARKET OPPORTUNITY  Counter-UAS  Point Defense  Active Protection Systems  SHORAD On-the-Move  3D Perimeter Surveillance  MISSION CRITICAL APPLICATIONS  Increasing unmanned aerial systems and anti-tank guided missiles driving a need for solutions   Recent examples: Ukraine conflict and notable U.S. uses on USS Boxer in the Strait of Hormuz and Ain al-Asad air base in Iraq   Critical enabler of counter drone (c-UAS) solutions and technology leader for tactical radars   Embedded on key force protection programs including M-SHORAD, SOCOM SIP, ABAD & Iron Fist APS

LEONARDO DRS RADA

RADA – TARGETING AN ATTRACTIVE GLOBAL MARKET

MARKET

FORCE PROTECTION

MARKET SIZE

- ✓ $3bn annual force protection market[1]
- ✓ RADA targeting $6bn in radar opportunities over next 10 years[2]

KEY RADA AWARDS

Active Protection System Radar Programs:



Iron Fist



IMoD Eitan AFV

Customer / Integrator: Elbit Systems (Iron Fist); Elbit Systems (IMoD Eitan AFV)

Air Defense / Short-Range Surveillance Radar Programs:



M-SHORAD



SOCOM SIP



USMC GBAD

Customer / Integrator: LEONARDO DRS (M-SHORAD); ANDURIL (SOCOM SIP)

FUTURE OPPORTUNITIES

- ✓ U.S. Army Stryker Brigades
- ✓ U.S. Army Next Generation Ground Vehicle
- ✓ Additional Bradley Brigades
- ✓ Australian L-400

- ✓ Additional M-SHORAD Battalions
- ✓ Additional GBAD Vehicles
- ✓ Hundreds of fixed and mobile sites across USAF, USN and SOCOM

[1] Based on third party research and DRS management estimates; [2] Based on RADA management estimates

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 LEONARDO DRS – OVERVIEW  By Customer  By Channel  BUSINESS OVERVIEW  KEY FINANCIALS ($mm)1  Revenue  Adjusted EBITDA  growth  19%  2%  5%  margin  8%  8%  9%  10%  2021A REVENUE BREAKDOWN1  By Market  Note: Please refer to the appendix for reconciliations to GAAP metrics; “Other” revenue by market related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; 1 Historical financial information adjusted for previously announced divestitures. See the appendix.  Leading provider of advanced defense electronics products and technologies shaping the future battlefield for the U.S. military  Strong technology portfolio and large installed base across the Army & Navy  Top mid-tier position provides agility to respond to customer needs, and a lean cost structure   Market leader in Force Protection, Advanced Sensing, Network Computing and Electric Power & Propulsion markets  Core markets are platform neutral and growing faster than the overall U.S. defense budget

LEONARDO DRS RADA

LEONARDO DRS – LARGE INSTALLED BASE ACROSS DIVERSITY OF PLATFORM, DOMAINS AND PRIMES

DOMAIN / SOLUTIONS	KEY PLATFORM POSITIONS	DRS HIGHLIGHTS
 SUBMARINES	 SSBN - Columbia  SSN - Virginia  SSBN - Ohio	✓ Sole-source position on integrated propulsion system for entire Columbia Class fleet
 SURFACE SHIPS	 Aircraft Carriers  Destroyers  Amphibious Transport Dock	✓ DRS content on nearly 100% of U.S. Navy Combatant Vessel Fleet
 GROUND VEHICLES	 Stryker M SHORAD  M-1 Abrams  M-2 Bradley	✓ Mission command computing system on nearly every Army ground vehicle
 DISMOUNTED WARFIGHTER	 FWS-I Weapon Sights  Dismounted EW  JETS	✓ 20+ year incumbency on dismounted soldier sensing
 AIRCRAFT	 Apache  Seahawk  F-35	✓ Infrared countermeasure capabilities driving strong positions on U.S. Army programs of record and next generation navy systems

Advanced sensing · Network computing · Force protection · Electric power & propulsion

© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

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LEONARDO DRS RADA

LEONARDO DRS OF TODAY – FRANCHISE POSITIONS ACROSS RAPIDLY GROWING SEGMENTS OF THE U.S. DEFENSE MARKETS

KEY MARKETS	ANNUAL MARKET SIZE[2]	GROWTH OUTLOOK[2,3]	FRANCHISE DRS POSITIONS
Advanced Sensing *25% revenue[1]*	✓ $7.6bn	✓ +5%	✓ 3rd Generation Infrared Sensing ✓ Joint effects targeting system  
Network Computing *22% revenue[1]*	✓ $3.3bn	✓ +4%	✓ Mounted family of computer systems ✓ Naval comprehensive display systems  
Force Protection *18% revenue[1]*	✓ $3.1bn	✓ +4%	✓ M-SHORAD short range air defense ✓ SH-60 aircraft protection system (DAIRCM)  
Electric Power & Propulsion *19% revenue[1]*	✓ $5.2bn	✓ +10%	✓ Columbia class electric power and propulsion ✓ Patriot battery on board vehicle power  

Note: Remaining 16% of revenue related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; [1] Historical financial information adjusted for previously announced divestitures. See the appendix. [2] Per third-party research and DRS management estimates for FY 2022 funding; [3] Projected FY 22 – 26 CAGR

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LEONARDO DRS RADA

LEONARDO DRS OF TOMORROW – KEY GROWTH DRIVERS THAT ARE SHAPING THE BATTLEFIELD OF THE FUTURE

CAPABILITY	DRIVERS OF CAPABILITY NEED	DRS OPPORTUNITY
Integrated Sensing	• **JADC2,** requires integration of sensing and connectivity • As a result, **Future Army, USMC, USAF and Naval platforms** require increased sensing capabilities	✓ Integrated sensing, communications, and computing to make sense of the battlefield
Space Sensing	• **Hypersonic threats** driving new space sensing requirements • **Space Force Architecture** includes LEO constellations with frequent sensor upgrades to address evolution of threats	✓ Multiple new satellite Constellations planned: IR Sensing at LEO and MEO Orbits RF and Optical Communications at LEO Orbits
Short Range Air Defense	• Proliferation of **Weaponized Drone** Technology • Increased demand signals in **current geopolitical environment** • Proliferation of **rocket, artillery and mortars**	✓ Multi-billion short-range air defense opportunity identified in the U.S. and globally[1] ✓ Counter-unmanned aerial systems opportunity
Electrification	• **Increased Power flexibility needs** for Sensing, Computing, Directed Energy Weapons • Increased **acoustic performance requirements** • Focus on **China and Russia threats**	✓ $300mm annual Columbia Class incumbency through 2032[1] ✓ $6bn electrification opportunity across new ship classes including DDGx and SSNx[1]

[1] DRS management estimate

© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

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 COMBINATION RATIONALE AND HIGHLIGHTS

 Unlock Value for Shareholders      SUMMARY COMBINATION HIGHLIGHTS   International Expansion Opportunities     Complementary Technologies in Force Protection Market     Increases RADA Scale, Program Diversity and Addressable Market     Balance Sheet Flexibility

LEONARDO DRS RADA

DRS AND RADA – A LEADING DEFENSE TECHNOLOGY COMPANY

COMBINED FOCUS MARKETS[1,4]

($bn PF 2021A revenue)

ADVANCED SENSING


24%



Sense ↔

NETWORK COMPUTING


21%



Make Sense ↔

FORCE PROTECTION


21%



Protect ↔

ELECTRIC POWER & PROPULSION


18%



Propel

COMBINED FINANCIAL PROFILE[1]

$19bn addressable market annually[4]

No single program **>10%** of 2021A Revenue

LEONARDO DRS + RADA

$2,733mm[2] of 2021A Revenue

$305mm[3] of 2021A Adj. EBITDA

Note: Remaining 16% of revenue related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; [1] Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics; [2] Combined revenue has been adjusted for intercompany eliminations; [3] Combined Adjusted EBITDA represents the sum of Adjusted EBITDA of RADA and DRS [4] Per third-party research and DRS management estimates

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© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

             DRS AND RADA WILL DEFINE THE FUTURE OF SENSING  System designer and integrator of an integrated solution for warfighters  +  FUTURE COLLABORATION OPPORTUNITIES  CURRENT FORCE PROTECTION COLLABORATION  STRYKER M-SHORAD  FUTURE AUTONOMOUS VEHICLE  Integrated Solution  Sensors   Cognitive Computing  Adaptive Propulsion  Force Protection  Communication  RADA tactical radars are the “eyes” of DRS’ force protection solution for the Stryker M-SHORAD platform  The conflict in Ukraine highlights the need for Short-Range Air Defense solutions, which are now one of global defense industry’s highest priorities  Current sensing, communications, propulsion and computing systems are federated and aligned to individual soldiers   Combination provides combined company with enhanced ability to provide a differentiated, integrated solutions to warfighters  System designer and integrator of M-SHORAD force protection system   Provides advanced tactical radars (MHR) critical to System provided by DRS

    COMBINED GLOBAL FOOTPRINT CREATES OPPORTUNITIES IN RESHAPED ROBUST DEFENSE MARKET  RESHAPED GLOBAL DEFENSE MARKET     Growth on existing U.S. platforms and programs  Battle management systems for Eastern Europe   M-SHORAD and other counter-UAS solutions for Eastern Europe  Individual weapon sights needed for Eastern Europe  Leonardo to provide European access for c-UAS opportunities  Increased access for RADA technologies into the international market through U.S. FMS  SELECT OPPORTUNITIES  “From violent extremists to great powers, everyone is using unmanned aerial systems.” “I believe that’s today’s IED.”  General McConville, U.S. Army Chief of Staff, 3/8/22

       BALANCE SHEET FLEXIBILITY FOR M&A AND DIVIDEND DISTRIBUTION  3/31/22A Q1 Net  Debt / (Cash)1  $263  ($66)  $197  3/31/22A Last Twelve Months (LTM) Adj. EBITDA  $2812  $24  $305  Q1 2022 Net Debt (Cash) / Adj. EBITDA  0.9x  (2.8x)  0.6x  Mid-Cap   Defense  Large-Cap   Defense  COMBINED BALANCE SHEET DETAIL  Q1 LTM NET DEBT / ADJ. EBITDA  Note: Financial information represents a combined view of the two entities excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics; 1 Net financial debt, excludes Leonardo DRS finance leases; 2 Adjusted for impact of previously announced divestitures  Estimated to be <0.5x at close  +  +

LEONARDO DRS RADA

UNLOCKING VALUE FOR SHAREHOLDERS

COMBINED LEONARDO DRS VERSUS PEERS

✓ Combined business is well positioned versus peers – historical growth has outperformed



~18% outperformance
4%
22%
Peer average 2018A-2021A EBITDA CAGR
PF DRS 2018A-2021A EBITDA CAGR [2]



~3% outperformance
6%
9%
Peer average 2018A-2021A Sales CAGR
PF DRS 2018A-2021A Sales CAGR [2]

MULTIPLE UPLIFT WOULD UNLOCK VALUE FOR SHAREHOLDERS

✓ Attractive implied transaction multiple for DRS relative to peers; multiple expansion over time would create value for all shareholders



Value creation over time
9.7x
13.7x
14.2x
At current RADA share price
$11.64
Implied LTM transaction multiple for DRS at current RADA share price [1]
Peer 5-yr average FV / LTM EBITDA
Peer current average FV / LTM EBITDA

Note: Peer data sourced from public filings, FactSet. Peers include General Dynamics, L3Harris, Lockheed Martin, Northrop Grumman, Raytheon Technologies, Elbit Systems, Curtiss-Wright, Mercury Systems, Chemring; [1] Based on RADA share price as of 6/17/2022, fully diluted RADA share count of ~51.5 (pre-transaction) and 80.5% PF ownership for DRS; [2] Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

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 FINANCIAL OVERVIEW

LEONARDO DRS RADA

COMBINED FINANCIAL HIGHLIGHTS

LARGE INSTALLED BASE AND DIVERSE PORTFOLIO

- Alignment with diverse set of high-growth DoD programs
- Installed base across variety of defense platforms
- Resilient to budget changes: No contract >10% of revenue, platform independent go-to-market approach

HIGHLY VISIBLE REVENUE PROJECTIONS

- Foundational defense programs / track record of retaining incumbent positions resulting in high confidence revenue outlook
- 9% PF historical revenue growth (2018-2021)
- Technical capabilities, market alignment and contract incumbencies driving long term growth that will exceed defense peers

MARGIN EXPANSION FROM LIFECYCLE TRANSITION

- Program lifecycle transition from development to production, operational improvements, transaction synergies and organic revenue growth will drive continued margin expansion
- >300bps of margin expansion between 2018 and 2021
- 150-200bps of margin expansion through 2023, with mid-teens margins targeted longer term

STRONG EARNINGS GROWTH OUTLOOK

- 22% Adj. EBITDA CAGR between 2018-2021 as a result of strong earnings growth and margin expansion
- Low double-digit Adj. EBITDA CAGR expected through 2023 and over longer-term

Note: Peer data based on public filings, FactSet; Peers include General Dynamics, L3Harris, Lockheed Martin, Northrop Grumman, Raytheon Technologies, Elbit Systems, Curtiss-Wright, Mercury Systems, Chemring; [1] Based on RADA current share price, fully diluted RADA share count of ~51.5 (pre-deal) and 80.5% PF ownership for DRS; [2] Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

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COMBINED HISTORICAL FINANCIALS (EXCLUDING PREVIOUSLY ANNOUNCED DIVESTITURES, $MM)        Growth:  Margin:  REVENUE1  ADJUSTED EBITDA2  2018–2021 CAGR: 9%  2018–2021 CAGR: 22%        ADJUSTED NET INCOME2  ADJUSTED FREE CASH FLOW2  NM  28%  58%  Adj. NI Conversion3:  121%  92%  52%  Growth:  20%  3%  5%  8.0%  8.2%  9.2%  11.2%  Note: Please refer to the appendix for reconciliations to GAAP metrics; 1 Combined revenue has been adjusted for intercompany eliminations; 2 Combined Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow represent the sum of Adjusted EBITDA, Net Income or Adjusted Net Income and Free Cash Flow or Adjusted Free Cash Flow, respectively, of RADA and DRS; 3 Defined as Adjusted Free Cash Flow Divided by Adjusted Net Income

    COMBINED 2023 TARGETS AND LONGER TERM OUTLOOK   Mid single-digit CAGR from 2021A combined base of $2,733mm  Mid to high single-digit CAGR   Balance sheet flexibility supports investments in inorganic growth (M&A)   Adj. EBITDA margin expansion of 150-200 bps from 2021A combined base of 11.2%  Low double-digit Adj. EBITDA CAGR from 2021A base of $305mm  Adj. EBITDA margins in the mid-teens  Low double-digit adjusted Adj. EBITDA CAGR  Mid-teens adj. net income CAGR from 2021A combined base of $179  Low double-digit adj. net income CAGR  Adj. net income conversion to adjusted free cash flow greater than or equal to 90%  Adj. net income conversion to adjusted free cash flow greater than or equal to 90%  REVENUE   ADJUSTED EBITDA  ADJUSTED NET INCOME  2023 TARGETS (ORGANIC)  LONGER TERM OUTLOOK  ADJUSTED FREE CASH FLOW  Note: Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

 Q&A

 GAAP RECONCILIATIONS

 RADA RECONCILIATIONS  (US dollars in millions)  2018  2019  2020  2021     2021 Q1  2022 Q1  LTM  Net income (loss)  ($0.2)  ($2.3)  $5.6   $25.1   $3.8   ($0.7)  $20.6   Tax expense  0.0   0.0   0.0   (4.9)  0.0   (0.2)  (5.0)  Financial expense (income), net  0.3   0.2   (0.2)  0.2   (0.2)  (0.0)  0.4   Depreciation  0.8   1.2   2.3   3.7   0.8   1.2   4.1   Employee option compensation  0.9   1.1   1.4   3.0   0.5   0.9   3.4   Other non-cash amortization  0.0   0.1   0.5   0.2   0.0   0.1   0.3   Adjusted EBITDA  $1.8   $0.4   $9.7   $27.3   $4.8   $1.3   $23.8   Adjusted EBITDA  (US dollars in millions)  2018  2019  2020  2021  Net cash provided by (used in) operating activities  ($3.9)  ($3.5)  $3.6  ($4.4)  Purchase of property, plant and equipment  (0.9)  (4.1)  (4.9)  (6.2)  Construction in process  (0.3)  (0.5)  (0.1)  0.0   Consideration from fixed asset sale  0.3   0.0   0.0   0.0   Free cash flow  ($4.8)  ($8.0)  ($1.3)  ($10.5)  Free Cash Flow

 LEONARDO DRS RECONCILIATIONS  ($ in millions)  2018  2019  2020  2021  Total revenues  $2,333  $2,714  $2,778  $2,879  Less divestiture impact  $256  $236  $254  $232  Revenue less divestitures  $2,077  $2,478  $2,524  $2,647  Revenue (Adjusted for Previously Announced Divestitures)  ($ in millions)  2018  2019  2020  2021     2021 Q1  2022 Q1  LTM  Net earnings  ($10)  $75  $85  $154  $28  $36  $162  Income tax provision  (7)  20   27   46   13   12   46   Amortization of intangibles  93   9   9   9   2   2   9   Depreciation  35   42   44   49   12   13   50   Restructuring costs  14   20   12   5   0   0   5   Interest expense  58   65   64   35   9   8   34   Deal related transaction costs  0   0   9   5   4   2   3   Foreign exchange  3   0   1   1   0   0   1   COVID-19 response costs  0   0   12   6   3   0   3   Non-service pension expense  1   3   5   0   0   0   0   Adjusted EBITDA  $187  $234  $268  $310  $71  $73  $312  Less divestitures:  Net earnings  15   20   28   22   4   4   22   Income tax provision  5   6   8   7   1   1   6   Depreciation  1   1   1   3   1   0   2   Adjusted EBITDA less divestitures  $166  $207  $231  $278  $64  $68  $281  Adjusted EBITDA

 LEONARDO DRS RECONCILIATION (CONT’D)  Adjusted Free Cash Flow  ($ in millions)  2018  2019  2020  2021  Net cash provided by operating activities  $105  $157  $125  $178  Less capital expenditures, net  40   55   56   60   Proceeds from sale of assets  0   8   5   0   Free cash flow  $65  $110  $74  $118  Less divestitures  10   30   19   34   Free cash flow less divestitures  $54  $80  $56  $84  Third party debt interest adjustment  44   46   44   15   Deal related transaction costs  0   0   9   5   Covid-19 response costs  0   0   12   6   Less Tax Impact  10   11   15   6   Adjusted free cash flow less divestitures  $88  $115  $105  $104  ($ in millions)  2018  2019  2020  2021  Net earnings (loss)  ($10)  $75  $85  $154  Deal related transaction costs  0   0   9   5   Covid-19 response costs  0   0   12   6   Adjusted net income  ($10)  $75  $106  $165  Less divestiture impact  15   20   28   22   Adjusted net income excluding divestitures  ($25)  $55  $77  $143  Third party debt interest adjustment  44   46   44   15   Less Tax Impact  10   11   14   5   Adjusted net income less divestitures  $9  $91  $107  $153  Adjusted Net Income

 COMBINED COMPANY RECONCILIATIONS  ($ in millions)  2021  Total Revenues  Leonardo DRS  $2,647  RADA  117   Elimination Intercompany  (31)  Combined Revenue  $2,733  Combined Revenue (Adjusted for Previously Announced Divestitures)  ($ in millions)  Leonardo DRS   RADA   Combined      Intercompany with Parent  $ 367   $ 0   $ 367    Finance leases and other  164   0   164   Short term borrowings  9   0   9      Total Debt  $540  $0  $540     Less Finance leases and other  164   0   164   Less Cash and cash equivalents at the end of period  113   66   179      Net Financial Debt  $263  ($66)  $197  March 31, 2022 Net Financial Debt

 COMBINED COMPANY RECONCILIATIONS  ($ in millions)  2021  Total Revenues  Leonardo DRS  $2,647  RADA  117   Elimination Intercompany  (31)  Combined Revenue  $2,733  Combined Revenue (Adjusted for Previously Announced Divestitures)  ($ in millions)  Leonardo DRS   RADA   Combined      Intercompany with Parent  $ 367   $ 0   $ 367    Finance leases and other  164   0   164   Short term borrowings  9   0   9      Total Debt  $540  $0  $540     Less Finance leases and other  164   0   164   Less Cash and cash equivalents at the end of period  113   66   179      Net Financial Debt  $263  ($66)  $197  March 31, 2022 Net Financial Debt